Exhibit 99.1

Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001 - 43

NIRE 33.30029520-8

PUBLICLY HELD COMPANY

EXCERPT OF THE MINUTES OF THE 295TH BOARD OF DIRECTORS MEETING HELD ON JULY 29, 2021.

As Secretary of the Board of Directors Meeting, I HEREBY CERTIFY that items 3 "Bahia Police Video Project"; (i) constitution of Consortium, 4 "Caixa Lotéricos and Caixa Telemetria Consortiums" and 8 "Alteration in the securities trading policy" of the Minutes of the 295th Board of Directors Meeting of Oi S.A.- In Judicial Recovery held on July 29, 2021, at 11:00 a.m., by videoconference, pursuant to article 29, paragraph 1 of the Company's Bylaws, reads as follows:

"Regarding item (3) of the Agenda, Mr. Bernardo presented a proposal for (i) constitution of a consortium between the Company, with an interest of one percent (1%), Oi Móvel S.A. - In Judicial Recovery ("Oi Móvel"), leader of the consortium with an interest of ninety-four percent (94%), and Avantia Tecnologia e Engenharia S/A, with an interest of five percent (5%), for the provision of Video Monitoring, Private LTE, Operation and Infrastructure and IT Monitoring services to the Government of the State of Bahia, for a period of sixty (60) months, extendable for another twelve (12) months. The value of the contract, for the period of 60 months, is R$ 665,437,861.33; and (ii) provision, by Oi Móvel, of guarantee to the Government of the State of Bahia - Secretariat of Public Safety regarding the Police Video Project, in the amount of R$ 66,543,786.13 (sixty-six million, five hundred forty-three thousand, seven hundred eighty-six reais and thirteen cents), equivalent to 10% of the value of the contract, through the contracting of guarantee insurance with the insurance company Pottencial. After clarification of the questions raised by the Directors, the proposal for the constitution of the mentioned consortium was approved, and the adoption of the necessary measures was authorized, by the Board of Directors or regularly constituted attorneys-in-fact, including the appropriate measures with the Brazilian Internal Revenue Service (National Register of Legal Entities - CNPJ/ME) and the Board of Trade, among other competent public bodies. It was also unanimously approved the provision of the guarantee by Oi Móvel.

Regarding item (4) of the Agenda, Mr. Bernardo presented a proposal for the constitution of the following consortiums: (i) CONSÓRCIO TELEMETRIA CAIXA, having as consortium members Oi Móvel S.A. - Em Recuperação Judicial ("Oi Móvel"), with interest of 5% (five percent), the Company, leader of the consortium, with interest of 55.28% (fifty-five point twenty-eight percent) and NAVA SOFTWARE S.A., with a stake of 39.72% (thirty-nine point seventy-two percent), for the provision of managed services of a telemetry platform for the monitoring and performance analysis of the digital business applications of CAIXA ECONÔMICA FEDERAL, from the perspective of user experience, for a period of 60 (sixty) months. The value of the contract for 60 months is R$352,733,904.00; and (ii) CONSÓRCIO LOTÉRICOS CAIXA, having as consortium members the Company, with a 42.55% (forty-two point five-fifths) participation, Oi Móvel S.A. - In Judicial Recovery, with a 5% (five percent) participation, and SENCINET BRASIL SERVIÇOS DE TELECOMUNICAÇÕES LTDA, leader of the consortium, with a fifty-two point forty-five percent (52.45%) interest, for the provision of telecommunications services for the transmission of data between the Points of Service (“PA”) of the Lottery Offices and the Technology Centers of CAIXA ECONÔMICA FEDERAL, network installation and maintenance services (“LAN” and “WAN”) and capture and transmission of audio and video of the CAIXA ECONÔMICA FEDERAL's lotteries (Auditoriums), for a term of sixty (60) months. The contract value for the 60-month period is R$ 639,947,986.20. After the clarifications of the questions raised by the Directors, the proposal for the constitution of the mentioned consortiums was unanimously approved. The Directors authorized the adoption, by the Board of Directors or regularly constituted attorneys-in-fact, of all the necessary steps for the constitution and formalization of the mentioned consortiums, including the appropriate measures with the Brazilian Internal Revenue Service (National Register of Legal Entities - CNPJ/ME) and the Board of Trade, among other competent public bodies.

Moving on to item (8) of the Agenda, the Company's Securities Trading Policy was reviewed to provide the possibility of formalizing individual investment plans regulating trading in the Company's shares by those who, by virtue of their position or function, have access to information relating to a material act or fact, as provided for in CVM Instruction 358. Thus, Mr. Arthur Lavatori presented the proposal to change the said Policy, which was appreciated by the People, Nominations and Corporate Governance Committee in the meeting held on 07/27/2021. After discussions, the Directors requested that the Policy also contain a provision for indicating a single brokerage firm for the investment plan, from among the brokerage firms accredited by the Company, to carry out the trades provided for therein, in order to facilitate the Company's controls. The new version of the Securities Trading Policy, considering the requested adjustment, was unanimously approved, and becomes part of these minutes as Annexx 1."

Eleazar de Carvalho Filho (Chairman), Marcos Grodetzky, Roger Solé Rafols, Henrique José Fernandes Luz, Paulino do Rego Barros Jr., Claudia Quintella Woods, Luís Maria Viana Palha da Silva, Armando Lins Netto, Mateus Affonso Bandeira, Maria Helena dos Santos F. Santana and Raphael Manhães Martins.

Rio de Janeiro, July 29, 2021.

Luciene Sherique Antaki

Secretary of the Meeting

SECURITIES TRADING POLICY

INTRODUCTION

This Securities Trading Policy of Oi S/A and its subsidiaries was approved at the meeting of the Company's Board of Directors held on July 29, 2021, in accordance with current legislation and regulations.

CHAPTER I

OBJECTIVE

1.1.	The purpose of this policy is to establish the guidelines and procedures to be observed by the Company and the Persons Subject to this Policy in the trading of Securities issued by the Company or securities referenced to them. The rules of this Trading Policy also define periods in which the Subjects shall abstain from trading in Securities, in order to avoid questioning regarding the improper use of Material Act or Fact not disclosed to the public, ensuring transparency to all the parties interested in trading.

1.2.	Any doubts about the provisions of this Trading Policy, the applicable regulations and/or the possibility of conducting or not a certain negotiation shall be clarified with the Investor Relations Department.

CHAPTER II

DEFINITIONS and ADHESION

2.1. The terms and expressions listed below, when used in this Trading Policy, shall have the following meaning:

a)	"Controlling Shareholders" or "Controlling Companies" means the shareholder or group of shareholders bound by a shareholders' agreement or under common control that exercises the Controlling Power of the Company, pursuant to Act 6404/76.

b)	"Managers" means the Company's statutory officers and members of the Board of Directors.

c)	"Material Act or Fact" means any decision by the Controlling Shareholder(s), resolution of the general meeting or of the Company’s management bodies or any other act or fact of a political-administrative, technical, business or economic-financial nature that occurred or related to its business that may influence to a certain extent (i) the perception of the Company's value; (ii) the quotation of the Securities; (iii) the decision of investors to buy, sell or hold those Securities; or (iv) the decision of investors to exercise any rights inherent to the condition of the Securities.

d)	"Stock Exchanges and Over-the-Counter Market" means other stock exchanges, in addition to B3, and organized over-the-counter market entities in which the Securities issued by the Company are or will be admitted to trading, in Brazil or abroad.

e)	"B3" means B3 S.A. - Brazil, Bolsa, Balcão [Brazil, Stock Exchange, Over-the-Counter Market].

f)	"Company" is the term used to refer to Oi S/A.

g)	"CVM" means the Brazilian Securities and Exchange Commission.

h)	"Investor Relations Officer" means the Company's statutory officer responsible for providing information to the investing public, CVM, B3 and, as the case may be, the Stock Exchanges and Over-the-Counter Markets, as well as for updating the registration as a publicly-held company.

i)	"Former Managers" means the former directors and former members of the Board of Directors of the Company.

j)	"Inside Information" means all information related to a Relevant Act or Fact of the Company, not yet disclosed to the investing public and the market in general.

k)	"CVM Instruction 358/02" means CVM Instruction 358, of January 3, 2002, as amended, which provides for the disclosure and use of information on a material act or fact related to publicly-held companies, as well as on the trading of securities issued by a publicly-held company pending a material fact not disclosed to the market, among other matters.

l)	"Act 6,404/76" means the law that regulates joint stock companies, as amended, and therefore governs the Company.

m)	"Bodies with Technical or Advisory Functions" means the advisory committees of the Board of Directors or other Company bodies that exist or that may be created by statutory provision or resolution of the Directors, with technical or advisory functions for the Managers.

n)	"Material Ownership Interest" means the interest corresponding, directly or indirectly, to five percent (5%) or more of type or class of shares representing the Company's capital stock, also including any rights to such shares.

o)	"Subjects" means the individuals or legal entities that are (i) Managers, (ii) Controlling Shareholders, (iii) shareholders that elect tenured member(s) or alternate(s) of the Board of Directors or the Audit Committee of the Company, (iv) effective or alternate audit committee members of the Company, (v) members of the Technical or Consulting Bodies, (vi) Level 1 and Level 2 Officers of the Company, the Controlling Companies or the Subsidiary Companies, (vii) executives, employees and interns of the Company, the Controlling Companies, the Subsidiary Companies or the Associated Companies, belonging to the Controlling, M&A, Investor Relations, Accounting and Corporate Legal departments, (viii) Connected Persons, or, further, (ix) the individuals or legal entities that, by virtue of their position, function or position in the Company or its Controlling Companies, Subsidiary Companies or Affiliated Companies, are aware of the information relative to the Material Fact.

p)	"Connected Persons" means the following persons who maintain a relationship with the persons indicated in items (i) to (vii) of the definition of Subject Persons: (i) the spouse, (ii) the partner(s); (iii) first degree relatives and any dependents included in the annual income tax return; and (iv) Companies controlled directly or indirectly by the said Subject Persons, or by other Connected Persons.

q)	"Investment Plan" means the individual investment plan, regulated by article 15-A of CVM Instruction 358 and by the provisions of the Policy.

r)	"Power of Control" has the meaning attributed by Act 6404/76.

s)	"Policy" means this Securities Trading Policy issued by the Company, as approved and amended by the Board of Directors of the Company.

t)	"Associated Companies" means the companies in which the Company has significant influence, pursuant to Act 6404/76.

u)	"Controlled Companies" means the companies in which the Company exercises Control, directly or indirectly, through other companies in which it holds interest.

v)	"Securities" means any security issued by the Company or a security related thereto, traded in Brazil or abroad, such as any shares, American Depositary Receipts (ADRs), debentures, bonds, warrants, debenture stock, receipts and subscription rights, derivatives with a stated or derived value of the securities or securities issued by the Company, promissory notes, call options under a stock option plan approved by the Company's General Meeting, collective investment agreements issued by the Company or related thereto, which, by legal determination, are considered securities, among others.

2.2. The Subjects shall adhere to this Policy by signing a joinder agreement, the model of which is Annex 1 to this Policy, when they declare that they are aware of the terms of this Policy and that they are bound to observe them.

CHAPTER III

PROHIBITIONS ON TRADING IN SECURITIES

3.1. The Subjects shall abstain from trading the Securities when they have access to the Material Act or Fact not yet disclosed to the market and, also, during the periods of prohibition to trading provided for in the regulations in force and in this Policy or when so determined by the Investor Relations Officer. Subject Persons shall keep non-disclosure with respect to such on Material Acts or Facts and such prohibition periods. Without prejudice to the assumptions made in the current regulations, the prohibition shall cover:

(i)       the period of one month prior to the disclosure or publication, where applicable, of the Company's quarterly information (ITR) and annual information (DFP); and

(ii)       the period between the decision taken by the competent corporate body to increase or reduce the share capital, to distribute dividends or bonuses in shares or to issue other securities, and the publication of the respective notices, announcements or notices.

3.2. The Subjects shall also refrain from disposing of Securities within a period of ninety (90) days following the acquisition of such Securities, except in exceptional cases, previously and duly substantiated with the Investor Relations Officer or when such acquisition of shares by the Subjects is due to the vesting of the stock-based compensation program promoted by the Company.

3.3. The trading of Securities by the Subjects is prohibited whenever an option or power of attorney is in progress or has been granted for the purpose of acquisition or disposal of shares issued by the Company itself, by the Subsidiary Companies, by the Associated Companies or other company under common control.

3.4. The Board of Directors may not resolve on the acquisition or disposal of shares issued by the Company until the following transactions are made public, through the publication of a Notice of Material Act or Fact: (i) execution of any agreement or contract aiming at the transfer of the Company's share control; (ii) granting of an option or power of attorney for the purposes of item "i" above; or (iii) intention to carry out an acquisition, total or partial spinoff, merger, transformation or corporate reorganization.

3.5. The restrictions detailed in this Policy also cover trading in derivative instruments and the like.

3.6. The Subjects benefited in a compensation program based on shares promoted by the Company are prohibited from trading with derivative instruments and the like.

3.7.       Trading conducted by investment funds of which the Subjects are members are not covered by the prohibitions of this Trading Policy, provided that they are not exclusive investment funds or investment funds whose trading decisions by the manager or portfolio manager are directly influenced by the Subjects.

CHAPTER IV

DUTY NOT TO USE INSIDE INFORMATION

4.1. The Subjects shall:

4.1.1. keep confidential any Inside Information to which they have access, except for the disclosure of the information when necessary for the Company to conduct its business effectively and, also, only if there is no reason or evidence to assume that the recipient of the information will misuse it, ensuring that subordinates and third parties of their trust also do so and answering jointly and severally with them in the event of non-compliance with the duty of nondisclosure.

4.1.2. Refrain from trading the Securities until the information to which they have inside access has been disclosed to the investor public.

4.1.3. Refrain from recommending or in any way suggesting that any person buy, sell or hold the Securities if the information to which they have inside access may, in theory, influence the making of any such decision.

4.1.4. To clearly warn those in relation to whom the need to disclose Inside Information is verified, of the responsibility of all for compliance with the duty of nondisclosure and the legal prohibition of using such information to obtain, for their own benefit or that of others, an advantage through trading in the Securities.

4.1.5. Communicate the Inside Information to which they have access to the Company's Investor Relations Officer, who shall keep it under proper secrecy and not use it to obtain, for his own benefit or that of others, advantage through trading in the Securities to which the Inside Information refers.

4.1.6. Refrain from trading in the Securities, until the disclosure to the market of a Material Act or Fact, whenever there is the intention to promote acquisition, total or partial spinoff, merger, transformation or corporate reorganization, leaving such prohibition in force after the disclosure by the Company of the respective announcement of a Material Act or Fact to the market, except if trading the Company's shares by the Subjects, after such disclosure, may interfere with the Company's business conditions, to the detriment of the Company's shareholders or itself.

4.2. When they leave the Company before the public disclosure of a deal or fact initiated during their management period and which constitutes a Material Act or Fact, the Subjects, as well as the respective Connected Persons, shall refrain from trading the Securities for a period of ninety (90) days after their departure.

CHAPTER V

INVESTMENT PLAN

5.1. The People Subject may formalize in writing, before the Investor Relations Officer, individual investment plans regulating their negotiations with the Securities, which must fully comply with the requirements of article 15-A of CVM Instruction 358 and observe the following:

5.1.1. The Investment Plan shall be valid for at least 12 (twelve) months and shall be filed with the Company 6 (six) months prior to the first trading provided for therein.

The period of 6 (six) months for filing to become effective also applies to eventual modifications and cancellations;

5.1.2. The Investment Plan shall (i) contemplate the nature of the programmed transactions, if purchase or sale; (ii) irrevocably and irreversibly establish the dates and the approximate values or quantities of the businesses to be carried out; (iii) establish the term of effectiveness, which cannot be less than twelve (12) months (iv) provide for the use of a single broker or securities dealer, among those accredited by the Company, which shall directly grant the Investor Relations Officer access to information on all the Company's stock transactions; and (v) in the case of investments, include a commitment not to sell the securities acquired based on the Investment Plan before ninety (90) days have elapsed since the date of the last purchase, except for reasons of force majeure;

5.1.3. The Investment Plan may provide for trading in the period of thirty (30) days prior to the disclosure or publication, as the case may be, of the Company's quarterly information (“ITR”) and annual information (“DFP”), as per item 3.1.(i) above, provided that, in addition to the provisions of item 5.1. 2, (i) the Company has approved a schedule defining the specific dates for disclosure of the ITR and DFP forms; and, (ii) the participant undertakes to revert to the Company any losses avoided or gains obtained in trades contemplated in the plan, resulting from an eventual alteration in the disclosure dates of the ITR and DFP forms, ascertained through reasonable criteria defined in the Plan itself.

5.1.4 Subject to the provisions of Clause 5.1.3, the prohibitions contained in Clauses 3.1 to 3.3 do not apply to the negotiations foreseen in the Investment Plan.

5.2. It is prohibited for Investment Plan participants to: (i) to maintain simultaneously in force more than one Investment Plan; and (ii) to carry out any transactions that cancel or mitigate the economic effects of the transactions to be determined by the Individual Investment Plan.

5.3. The Investor Relations Officer may refuse to file an Investment Plan with the Company if it is in disagreement with this Policy or with the legislation and regulations in force.

5.4. The cancellation of the Investment Plan shall observe the term provided for in Clause 5.1.1 and shall occur by means of the participant's communication to the Investor Relations Director. A new proposal for an Individual Investment Plan shall only be valid after a period of 6 (six) months from the date of presentation or formalization to the Investor Relations Officer, as applicable.

5.5. The Investor Relations Officer shall monitor on a monthly basis the adherence of the negotiations carried out by the participants of the formalized investment plans and shall communicate any identified discrepancies to the Board of Directors for evaluation of the appropriate measures, without prejudice to the presentation to the Board of Directors, every six months, of a report containing the negotiations with Oi shares carried out within the scope of the investment plans.

CHAPTER VI

DUTY TO DISCLOSE THE RELEVANT SHAREHOLDING POSITIONS

6.1. The Managers, the members of the Audit Committee and the members of the other Bodies with Technical or Consulting Functions shall inform the Investor Relations Officer of the ownership of and negotiations conducted with Securities issued by the Company, either on their own behalf or on behalf of Connected Persons.

6.1.1. The communication must be made (i) on the first business day after taking office and (ii) within 5 (five) days after the completion of each business.

6.1.2. The communication shall contain at least the information set out as contained in Annex 2 to this Policy.

6.2. The direct or indirect Controlling Shareholders, the shareholders that elect members of the Board of Directors or of the Audit Committee of the Company, as well as any natural or legal person or group of persons, acting jointly or representing the same interest, when conducting business or a set of businesses through which their direct or indirect interest exceeds, up or down, multiple thresholds of five percent (5%) of type or class of shares representing the capital stock of the Company ("Material Ownership Interest"), shall immediately send to the Company the following information provided in article 12 of CVM Instruction nº 358/02: . i - name and identification, indicaqting the taxpayer identification numbers – CNPJ or CPF; ii – purpose of the interest and quantity aimed at, containing, if applicable, a statement that the business do not aim at changing the composition or control or administrative structure of the Company; iii – number of shares and other securities and derivative financial instruments referenced in such shares, whether of physical or financial settlement, specifying the quantity, class and kind of the referenced shares; iv – indication of any agreement or contract regulating the exercise of the voting right or purchase or sale of securities issued by the Company; v – if the shareholder is residing or domiciled abroad, the name or corporate name and the taxpayer identification number of his attorney-in-fact or legal representative in Brazil for purposes of article 119 of Act No. 6404 of 1976.

6.2.1. The above obligation also extends to the acquisition of any rights to the shares and other securities mentioned therein; and to the execution of any derivative financial instruments referenced in shares, even if no physical settlement is expected. In this case: a) shares directly held and those referenced by physical settlement derivative financial instruments shall be considered together for the purpose of verifying the percentages mentioned in item 6.2 above; b) shares referenced by derivative financial instruments with estimate of exclusively financial settlement shall be computed independently of the shares mentioned in letter "a" for purposes of verifying the percentages mentioned in item 6.2; c) the quantity of shares referenced in derivative instruments that confer economic exposure to the shares cannot be offset by the quantity of shares referenced in derivative instruments that produce reverse economic effects; and d) the obligations provided in item 6.2 above do not extend to structured transactions certificates - COE, securities index funds and other derivative financial instruments in which less than 20% (twenty percent) of their return is determined by the return on the shares issued by the Company.

CHAPTER VII

FINAL PROVISIONS

7.1. Without prejudice to the provisions of CVM Instruction 358/02, the prohibitions and reporting obligations set forth in this Policy: (i) apply both to trading conducted on the stock exchange and over-the-counter market, whether organized or not, and to those carried out without the intervention of a financial institution that is an integral part of the securities distribution system; and (ii) extend to trading carried out directly or indirectly by the Subjects, whether such trading is are carried out through a controlled company or through third parties with whom a trust agreement is maintained or a stock portfolio management agreement.

7.2. The provisions of this Policy do not remove liability arising from legal requirements to any other natural or legal persons not expressly contemplated in this Policy.

7.3. Any change to or revision in this Policy shall be submitted to the board of directors of Oi S/A.

Rio de Janeiro, July 29, 2021.

ANNEX I

JOINDER AGREEMENT TO Oi S.A.'S TRADING POLICY - In Court-Supervised Reorganization

[Name], [identification], residing and domiciled in the City [complete], State [complete], at [address], taxpayer identification number CPF/ME [complete] and holder of identity card no. [complete], issued by [complete], as [title, function or position] of Oi S.A. - In Court-Supervised Reorganization, I hereby declare that I am aware of the terms and conditions of the Trading Policy of Oi S.A. - In Judicial Reorganization, in accordance with the terms and conditions of CVM Instruction no. 358, of January 3, 2002, as amended, approved by the Board of Directors at a meeting held on [complete], and by this Joinder Agreement, I express my express adhesion to the Trading Policy of Oi S.A. - In Court-Supervised Reorganization, undertaking to fully comply with its terms and conditions.

[City], [date]

_________________________________________

[Name]

[Title, function or position]

ANNEX II

PURCHASE OR DISPOSAL OF SECURITIES

I, [name], [qualification], residing and domiciled in the City [complete], State [complete], at [address], registered with the CPF/ME under the number [complete] and holder of identity card no. [complete], issued by [complete], as [title, function or position] of [name of company], REPRESENT, in compliance with the provisions of CVM Instruction no. 358/02, that [in the of acquisition or disposal by Connected Person, complete the name and CPF or CNPJ of the Related Person] [acquired/sold or, in the case of Connected Person, acquired/sold] [quantity] [specify Securities], having changed to ___% [mine or his/hers, when the case of Affiliated] interest in [specify Securities], as below:

Date of Business
Issuing Company
Securities acquired or disposed of
Total Quantity
Form of Acquisition or Disposal
Quantity by type and class
Price
Broker used
Other relevant information

As provided for in CVM Instruction 358/02, I shall notify the Investor Relations Officer of Oi S.A. - Under Court-Supervised Reorganization, by the 5th of each month, of any change in the information provided herein.

[Place], [date]

__________________________________________________

[Name]

[Title]